Exhibit 99.1

Phoenix New Media Announces Supplemental Agreement with Lilita

BEIJING, May 17, 2016 - Phoenix New Media Limited (“Phoenix New Media”, “ifeng” or the “Company”) (NYSE: FENG), a leading new media company in China, today announced that its affiliated consolidated entity Beijing Tianying Jiuzhou Network Technology Co., Ltd. (“Tianying Jiuzhou”) has entered into a Supplemental Agreement (“Supplemental Agreement”) to revise the annual revenue caps (as described below) set forth in the Advertisement Cooperation Framework Agreement (“Framework Agreement”) with Beijing Phoenix Lilita Information Technology Co., Ltd. (“Lilita”).

As announced by the Company on December 4, 2015, Tianying Jiuzhou entered into the Framework Agreement with Lilita, pursuant to which, among other things, Tianying Jiuzhou agreed to provide advertising services to Lilita for an aggregate transaction amount of not exceeding HK$38 million and HK$57 million for the calendar years ending December 31, 2016 and 2017, respectively, which are referred to as the annual revenue caps. Lilita recently advised Tianying Jiuzhou that its business growth exceeded its expectations in 2016 and the existing annual revenue caps will no longer meet its business needs. The Supplemental Agreement was entered into for the sole purpose of increasing the annual revenue caps for the calendar years ending December 31, 2016 and 2017 to RMB49 million and RMB80 million, respectively.

As previously disclosed by the Company, Lilita may be deemed as a related party of the Company because a major shareholder of Lilita is the son-in-law of Mr. Changle Liu, the chairman of Phoenix Satellite Television Holdings Limited (“Phoenix TV”), which is the parent company of the Company. Phoenix TV has issued an announcement regarding the Supplemental Agreement as it may constitute continuing connected transactions under the listing rules of the Stock Exchange of Hong Kong Limited where Phoenix TV is listed.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited
Matthew Zhao
Email: investorrelations@ifeng.com

ICR, Inc.
Vera Tang

Tel: +1 (646) 277-1215
Email: investorrelations@ifeng.com